May 17, 2011
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, D.C. 20549
Attention: Mr. Daniel L. Gordon, Branch Chief

Re:	Cousins Properties Incorporated Form 10-K for the year ended 12/31/2010 Filed on 2/28/2011 File No. 001-11312
Dear Mr. Gordon:
The following information is in response to your letter of May 5, 2011. The response is numbered to correspond to the numbered comments in your letter.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
Item 2. Properties, page 17
1.	Comment: In your future Exchange Act periodic reports, please include disclosure regarding your office, retail and industrial portfolios average effective annual rents. If the average rent figure does not reflect effective rents, adjusted for items such as free rent periods, please provide disclosure reflecting the quantitative impact of these adjustments.
Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2011, in Item 2, we will disclose annualized base rent for our office, retail and industrial property portfolios. Annualized base rent will represent the sum of the annualized rent each tenant is paying as of the end of the reporting period. If a tenant is not paying rent due to a free rent concession, annualized base rent will be calculated based on the annualized base rent the tenant will pay in the first period it is required to pay rent. We will also disclose the financial impact, by portfolio, on annualized base rent of the tenants in a free rent period.
191 Peachtree Street NE • Suite 500 • Atlanta, Georgia 30303 • 404-407-1000 • FAX 404-407-1002

Mr. Daniel L. Gordon
May 17, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
2.	Comment: We note your discussion of your leasing activity. In your future Exchange Act periodic reports, please provide disclosure regarding rental rate trends on renewed leases. Please also include disclosure regarding the costs of leasing activity, such as per square foot leasing commissions and tenant improvements.
Response: Beginning with our Quarterly Report on Form 10-Q for the three months ending June 30, 2011, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will expand our disclosures to include trend information on the economics of our leasing activities, including changes in rental rates and changes in concessions granted to tenants. In connection with Comment 5 below, we will provide additional disclosures relating to the costs of our leasing activities.
3.	Comment: Please advise us whether management considers same store operating information a key performance indicator. We may have further comments.
Response: We currently do not consider same property performance to be a key performance indicator. Our portfolio of operating properties is relatively small compared to other real estate companies and covers three different product types. In addition, our portfolio has historically changed with the addition of newly developed properties and the sale of other operating properties. As a result, same property information for each of our product types have remained small and subject to significant percentage changes if relatively minor changes occurred in only a few of the properties in the portfolio.
However, as our development activities have declined and as we are in the process of selling our remaining industrial properties, thereby reducing our property types, same property operating information on our office and retail properties is becoming a more important indicator of performance for our company than it has been in the past. Because most of our current revenue growth now comes from leasing activities associated with our stabilized properties as opposed to newly developed properties, increases or declines in revenues and expenses within a same property portfolio are more relevant performance indicators. If this trend continues, same property operating information of our office and retail properties may become a key performance indicator for our company. If we determine that this same property operating information is a key performance indicator, we will add appropriate disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations of future Exchange Act periodic reports.

Mr. Daniel L. Gordon
May 17, 2011

4.	Comment: We note that you disposed of several properties in 2010. In future Exchange Act periodic reports, please provide disclosure regarding the weighted average capitalization rates on your dispositions and acquisitions during the reporting period. Please disclose how you calculate capitalization rates for these purposes.
Response: Beginning with our Quarterly Report on Form 10-Q for the three months ending June 30, 2011, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will provide capitalization rates on dispositions and acquisitions of operating properties where capitalization rates provide meaningful insight into the purchase or sale decision and where capitalization rates factored into the determination of the sales price. We will also disclose how we calculate the capitalization rates.
5.	Comment: We note that you have significant capitalized expenditures in the past due to new development and redevelopment and we also note that you have developed most of your current properties. In future filings please include additional analysis of your capitalized expenditures by breaking down total capital expenditures between new development, redevelopment/expansions and other cap-ex by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.
Response: Beginning with our Quarterly Report on Form 10-Q for the three months ending June 30, 2011, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will provide additional information related to our capitalized expenditures that will segregate amounts between expenditures for new development activities, expenditures for redevelopment activities and other capital expenditures. Included in these disclosures will be amounts for capitalized interest, payroll and other costs. We will also provide a discussion of historical and future trends with respect to these expenditures.
6.	Comment: In addition to the above comment we would like you to disclose soft costs (payroll, interest, etc.) capitalized by type and by year. We think this disclosure should be included with the above requested disclosure related to the breakdown of capitalized expenditures with a narrative discussion of significant fluctuations.
Response: See response to Comment 5 above.

Mr. Daniel L. Gordon
May 17, 2011

Financial Statements and Notes
Note 3 — Notes Payable, Commitments and Contingencies
Litigation, page F-15
7.	Comment: We note that you have concluded that it is not expected that the outcome of pending legal proceedings will have a material adverse impact on your financial position or results of operations. The language you use to describe loss contingencies is not contemplated by Topic 450 of the Financial Accounting Standards Codification. Please revise your disclosure to clarify whether you believe it is probable, reasonably possible, or remote that losses could be material. In your response, please provide us the disclosure you will include in future filings to address this issue.
Response: Beginning with our Quarterly Report on Form 10-Q for the three months ending June 30, 2011, in the notes to the financial statements, we will revise our disclosure to conform to the requirements of Topic 450 of the Financial Accounting Standards Codification. Assuming no change in the status of pending or threatened litigation from the time of the filing of our Annual Report on Form 10-K for the year ended December 31, 2010, our future disclosure will be as follows:
“The Company is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. The Company records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Company accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Company discloses the nature and estimate of the possible loss of the litigation. The Company does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of the Company.”

Mr. Daniel L. Gordon
May 17, 2011

*****
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 404-407-1116 with further questions concerning this letter.
Sincerely,
/s/ Gregg Adzema
Gregg D. Adzema
Executive Vice President
& Chief Financial Officer